EXHIBIT 99.1

EDUARDO LUNA APPOINTED LEAD DIRECTOR OF VIZSLA SILVER

NYSE: VZLA   TSX: VZLA

VANCOUVER, BC, Sept. 17, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that Mr. Eduardo Luna, an independent director of the Company since November 15, 2023, has been appointed as Lead Director of the Board.

"It is a privilege to announce Eduardo Luna's appointment as Lead Director of Vizsla Silver," stated Chairman, Craig Parry. "Eduardo Luna is one of Mexico's most respected mining leaders and a member of the Mexican Mining Hall of Fame. Over a career spanning four decades, he has guided world-class companies such as Goldcorp, Wheaton River, and Primero Mining, playing a key role in developing some of Mexico's most important mines, including San Dimas. Since joining the Board as an independent director in November 2023, Mr. Luna has played an instrumental role in Vizsla Silver's success as we advance towards becoming one of the world's leading silver producers. Eduardo's leadership and expertise will continue to be invaluable as we drive the Panuco district into its next phase of development."

Mr. Luna, former director of Wheaton Precious Metals, joined Vizsla Silver's Board in November 2023. His wealth of knowledge and experience developing and operating the world-class San Dimas Mine in Durango Mexico, a direct analogue to the Panuco Project in terms of host geology and style of mineralization, has provided valuable perspective to the Vizsla Board.

In addition to his role at Vizsla Silver, Mr. Luna is on the Board of Directors at Coeur Mining and serves as the Chairman of the Board of Directors at Rochester Resources. Mr. Luna has also been inducted into the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato, where he received a degree in Mining Engineering.

The Company also announces that it has granted 1,550,000 performance-based restricted share units ("PRSUs") to certain officers, employees and consultants of the Company pursuant to the Company's Omnibus Equity Incentive Compensation Plan (the "Plan"). The PRSUs will vest in equal installments over three years commencing one year from the announcement of the Feasibility Study on the Company's flagship Panuco Silver-Gold Project (the "Panuco Project") in Sinaloa, Mexico. The objective of this grant is to further align incentives of officers, employees and consultants with the advancement of the Panuco Project towards development. All PRSUs are subject to the terms of the Plan and the approval of the Toronto Stock Exchange.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The original contiguous 7,189.5 Ha past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to Vizsla's press release dated January 6, 2025).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Technical Disclosure

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

No production decision has been made for Panuco at this time. Any decision to proceed to construction or commercial production will only be made following completion of a feasibility study that demonstrates economic and technical viability in accordance with NI 43-101.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release constitute forward-looking statements or forward-looking information under applicable securities laws (collectively, "forward-looking statements"). Such statements relate to future events or the Company's future plans, performance, business prospects, or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements include, but are not limited to: anticipated advancement of the Panuco Project through feasibility and potential development; results and timing of exploration, drilling and metallurgical testing; projected production levels, recovery rates and mine life; expected project economics and capital and operating cost estimates; ability to obtain permits, licenses and approvals; availability of financing and completion of potential funding arrangements; the impact of future economic conditions and commodity price assumptions; management and employee performance and alignment through incentive grants; and the Company's strategy to position itself as a leading silver company through a dual-track approach that advances mine development while continuing district-scale exploration at Panuco.

All forward-looking statements contained in this news release represent the Company's views as of the date hereof. Forward-looking statements are included to assist investors in understanding the Company's business, operations, plans and objectives. By their very nature, forward-looking statements require the Company to make assumptions. There are many factors, circumstances, and risks (known and unknown) that could cause actual results to differ materially from those implied or expressed by these forward-looking statements, including: changes in project parameters as plans continue to be refined; risks inherent in mineral exploration and development; availability and cost of financing, labour and contractors; fluctuations in commodity prices, foreign exchange rates, and costs of inputs; variations in grade, recovery rates or production performance; delays or failures to obtain required permits and approvals; political, regulatory or social risks in Mexico; relations with local communities and governments; unanticipated environmental impacts or liabilities; infrastructure availability; global market volatility and broader macroeconomic conditions; and climate-related risks, including extreme weather events. Additional risk factors are set out in the Company's most recent Annual Information Form, Form 40-F and Management's Discussion and Analysis.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this news release. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 17-SEP-25